ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 22, 2025	Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Eileen Smiley

Re:

DoubleLine Funds Trust (the “Registrant”) with respect to the registration of Class I2 shares of DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund, DoubleLine Emerging Markets Fixed Income Fund, DoubleLine Low Duration Bond Fund, DoubleLine Floating Rate Fund, DoubleLine Flexible Income Fund, DoubleLine Low Duration Emerging Markets Fixed Income Fund, DoubleLine Long Duration Total Return Bond Fund, DoubleLine Global Bond Fund, DoubleLine Infrastructure Income Fund, DoubleLine Income Fund, DoubleLine Emerging Markets Local Currency Bond Fund, DoubleLine Strategic Commodity Fund, DoubleLine Shiller Enhanced CAPE®, and DoubleLine Shiller Enhanced International CAPE®, File Nos. 333-164298 and 811-22378

Dear Ms. Smiley:

This letter is being filed to respond to telephonic comments received from you on September 30, 2025, regarding the staff of the Securities and Exchange Commission’s (the “Staff”) review of Post-Effective Amendment No. 93 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission on August 28, 2025. The Staff’s comments are summarized herein to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 94 to the Registration Statement, which the Registrant expects to be filed on or about October 27, 2025. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

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1.	Comment: Please provide the Staff with completed fee tables prior to effectiveness.

Response: A copy of the completed fee tables was provided to the Staff via email on October 22, 2025.

2.

Comment: The Staff notes that footnote 1 to the fee table states: “‘Other expenses’ for Class I2 shares are estimated for the current fiscal year. Actual expenses may differ from estimates.” While instruction six to Item 3 of Form N-1A permitting estimated amounts for “Other Expenses” and related footnote disclosure applies to new funds only, the Staff permits this approach for a new share class of a fund as long as there is a reasonable basis for estimating other expenses for the new share class. Please explain via correspondence the reason for including footnote 1 in the Registration Statement.

Response: The “Other Expenses” shown for Class I2 shares, which have no operating history, is based on the actual, prior operating history of Class I shares and adjusted for certain higher shareholder servicing expenses Class I2 is expected to incur relative to Class I shares.

3.

Comment: The Staff notes the chart describing features of the share classes on page 251. Please confirm if the following charges apply to Class I2 shares: Initial Sales Charge (Load), Maximum Contingent Deferred Sales Load, Annual 12b-1 Fees, or if this information was erroneously included in the chart for Class I2 Shares.

Response: The Registrant confirms that the above-mentioned charges do not apply to Class I2 shares and will ensure that this chart correctly reflects the charges applicable to Class I2 shares in Post-Effective Amendment No. 94 to the Registration Statement.

4.

Comment: Regarding the second sentence under “Class I2 Shares (All Funds)” on page 252, please revise the disclosure to specify the types of services that are intended to be captured (i.e., sub-transfer agency accounting and administrative fees).

Response: The Registrant will revise the above-mentioned disclosure as follows (additions in bold/underline):

These intermediaries typically charge the Fund a higher ongoing fee for certain shareholder or other services (e.g., administrative, recordkeeping, account maintenance, personal) they provide relative to the fee on other institutional classes because they may not charge a, or may charge a reduced, transaction fee on orders submitted on the platform.

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Please do not hesitate to contact me at (617) 235-4614 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Michelle Huynh Michelle Huynh

cc:	Ronald R. Redell

Carolyn Liu-Hartman, Esq.

Jeremy C. Smith, Esq.

Jonathan Upchurch, Esq.